July 7, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendments to the Registration Statements on Form N-2 for PNC Long-Short Fund LLC (Securities Act File No. 333-152057; Investment Company Act File No. 811-21258)

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PNC Long-Short Fund LLC hereby requests that the amended registration statement filed on July 1, 2008 on Form N-2 be withdrawn. The filing was inadvertently made on the wrong form type, and is being refiled as Form POS-8C.

Thank you for your consideration of this matter. Please contact Jennifer E. Vollmer at (215) 585-5082 or S. Elliott Cohan at (212) 715-9512 with any questions or comments you may have regarding the Amendments.

Very truly yours,

PNC Long-Short Fund LLC

By:	/s/ Jennifer E. Vollmer
Jennifer E. Vollmer
Secretary

cc:	S. Elliot Cohan, Esq.

Kramer Levin Naftalis & Frankel LLP